Filed Pursuant to Rule 424(b)(3)
File No. 333- 135904

PROSPECTUS SUPPLEMENT NO. 1
(To Prospectus Dated August 2, 2006)

INTERACTIVE TELEVISION NETWORKS, INC.

Common Stock

This Prospectus Supplement No. 1 amends and supplements our prospectus dated August 2, 2006 (the “Prospectus”) and should be read in conjunction with, and must be delivered with the Prospectus.

Interest Payments Variable Rate Secured Convertible Debentures

On August 24, 2006 we formally notified the holders of our outstanding Variable Rate Secured Convertible Debentures (the “Debentures”) that all of the interest payable under the Debentures on October 1, 2006 and on each interest payment date thereafter shall be paid in shares of our common stock. Our election to pay interest under the Debentures in shares of common stock will apply to all future interest payment dates until a revised notice is sent to the holders of the Debentures.

Starz Entertainment Group Agreements

We have entered into a four-year agreement with Starz Entertainment Group LLC (“Starz”).  Under the terms of this agreement Starz has granted to us the non-exclusive right to distribute Starz programming services to subscribers of our television service located in the United States and its territories, and possessions. Starz programming services include 15 linear 24-hour services including Starz, Starz Cinema, Starz Comedy, Starz Edge, Starz InBlack, Starz Kids & Family, Encore, Encore Action, Encore Drama, Encore Love, Encore Mystery, Encore WAM, Encore Westerns, IndiePlex and RetroPlex.

In addition we have also entered into a four-year agreement for the carriage of “Starz On Demand” (“SOD”) and “Encore On Demand” (“EOD”), which are services offering a selection of programs provided by Starz for video on demand (“VOD”) viewing, whereby subscribers may select and view a program from an available list at any time, with full control of playback, including, but not limited to, start, fast forward, rewind, pause, stop, and restart.    SOD and EOD are comprised primarily of feature film content, together having approximately 300 hours of total program content at all times.

We expect these services to launch on our platform in September 2006 and to be available to our subscribers for a flat monthly fee.  Subscribers who commit to 12-months of programming will receive our set-top-box free of charge.

The date of this Prospectus Supplement is August 24, 2006.

Management’s Discussion and Analysis and Plan of Operation

The following information updates the discussion under the heading “Management’s Discussion and Analysis and Plan of Operation” in the Prospectus and should be read in conjunction with that discussion:

Results of Operations

Comparison of Three and Six Months Ended June 30, 2006 vs. Three and Six Months Ended June 30, 2005.

We formally launched our ITVN Services in April 2005. During the six months ending June 30, 2005, we generated only minimal sales from operations and were still primarily engaged in developing our products and establishing our business. Accordingly, a comparison of the three and six months ended June 30, 2005 to the three and six months ended June 30, 2006 may not provide a meaningful comparison of our operations.

Net revenues. Net service and hardware revenues for the three and six months ended June 30, 2006 and 2005 as a percentage of net revenues are listed below.

	Three Months Ended June 30,				Six Months Ended June 30,

	2006		2005		2006		2005
Service revenues	$157,210	88%	$33,345	48%	$320,413	63%	$33,345	44%
Hardware revenues	21,385	12%	35,819	52%	188,046	37%	42,051	56%
Net revenues	$178,595	100%	$69,164	100%	$508,459	100%	$75,396	100%

Service revenues represent revenues received from subscriptions for the use of the ITVN Services. Service revenues for the three and six months ended June 30, 2006 increased 372% and 861%, or $124,000 and $287,000, respectively, over the service revenues for the three and six months ended June 30, 2005. We officially launched our ITVN Services, and formally commenced marketing our products in April 2005. Service revenues are based on the number of subscribers to the ITVN Services. Since the service was only launched in April 2005, the number of subscribers as of June 30, 2005 was small and, as such, service revenues were nominal during the six months ended June 30, 2005. Service revenues for the six months ended June 30, 2006 reflect subscription proceeds from an increased number of subscribers to our ITVN Service. Consumer demand for the ITVN products and services increased due to the general availability of our products and services, the support of an affiliate distribution channel, and increased consumer awareness of ITVN. We anticipate fiscal year 2006 will have continued service revenue growth as our subscription base grows.

Hardware revenues, net of allowance for sales returns, reflect sales of the set-top boxes necessary for our subscribers to access our ITVN Service. Since the ITVN Service can only be accessed through an ITVN set-top box, hardware sales are a necessary pre-requisite to receiving subsequent revenues from ITVN Service subscribers. As a result, hardware sales revenues, as a percentage of total sales, were significantly larger during the 2005 fiscal periods than during the reported three and six month fiscal periods in 2006. Hardware revenues for the three and six month periods ended June 30, 2006 were 12% and 37%, respectively, of net revenues. Hardware sales during the three months ended June 30, 2006 were, however, less than otherwise expected due to the fact that management’s focus was on acquiring several additional new content sources that, once acquired, are expected to significantly increase the demand for the ITVN Services. The focus during the June 30, 2006 fiscal quarter on obtaining new content packages for its customers resulted in a decrease in set-top box sales during the June 30, 2006 fiscal quarter as compared to the March 31, 2006 fiscal quarter. Hardware revenues during the six months ended June 30, 2005 represent sales of set-top boxes sold as part of our pre-launch testing program and were minimal. Sales of set-top boxes for the six months ended June 30, 2006 include both sales to individual subscribers and the sale of 1,000 ITVN-enabled set-top boxes to a distributor for resale purposes.

Costs of goods sold. The net cost of our ITVN Service and our ITVN-enabled set-top box revenues for the three and six months ended June 30, 2006 and 2005 as a percentage of cost of goods sold are listed below.

	Three Months Ended June 30,				Six Months Ended June 30,

	2006		2005		2006		2005
Cost of service revenues	$52,161	54%	$13,579	21%	$96,384	28%	$14,896	21%
Cost of hardware revenues	31,784	33%	41,303	65%	216,450	64%	46,171	66%
Depreciation on capitalized inventory	12,911	13%	8,673	14%	26,049	8%	8,673	12%
Costs of goods sold	$96,856	100%	$63,555	100%	$338,883	100%	$69,740	100%

Cost of service revenues consist primarily of fees paid to content providers, telecommunication and network expenses, customer service fees and other expenses related to providing the ITVN Service. The content that is viewed over the ITVN Services is owned by third party providers. Therefore, since we pay our content providers a percentage of the fees we receive from our subscribers, the cost of service revenues will increase in future periods as the number of subscribers continues to increase. In addition, we expect customer care expenses for fiscal year 2006 to be significantly greater than 2005 as we strive to continue to improve customer relations and retention.

Cost of hardware revenues include all product costs associated with the ITVN-enabled set-top boxes we distribute and sell including freight costs. The ITVN-enabled set-top boxes that we sell and that are necessary to access our services are manufactured for us by third party contract manufacturers. We sell our set-top box hardware to subscribers primarily as a means to grow our subscriber base and our monthly service revenues and, as a result, we do not intend to generate significant gross margins, if any, from these hardware sales. If we estimate that certain set-top boxes will not be returned by subscribers who cancel their ITVN Service, we include in cost of hardware revenues a reserve for capitalized inventory. There were no changes to the estimate during the six months ended June 30, 2006 and, therefore, no provision was recorded during the six months ended June 30, 2006.

At each balance sheet date, the company performs a detailed assessment of inventory which includes a review of, among other factors, demand requirements and market conditions. Based on this analysis, we record adjustments, when appropriate, to reflect inventory at the lower of cost or net realizable value. In prior periods during 2005, inventory was determined to be valued at greater than net realizable value and, during such periods, we recognized an inventory impairment charge to reflect the decrease of our inventory to its current market value. There were no changes to the estimate, and thus no adjustments were recorded during the six months ended June 30, 2006.

Depreciation on capitalized inventory represents depreciation on ITVN-enabled set-top boxes that we gave to a certain number of subscribers at no cost as a marketing promotion. In the event that these subscribers cancel the service, they are required to return the ITVN-enabled set-top box. We have retained a collections agency to collect the $99.95 that the customers agreed to pay if they do not return the ITVN-enabled set-top box. We capitalized the cost of the ITVN-enabled set-top boxes that were given away during this promotion. Depreciation relating to these boxes is calculated over their estimated useful lives.

Operating Expenses. Operating expenses for the three and six months ended June 30, 2006 and 2005 as a percentage of operating expenses are listed below:

	Three Months Ended June 30,				Six Months Ended June 30,

	2006		2005		2006		2005
Salaries	$463,123	27%	$201,135	23%	$897,589	25%	$366,007	24%
Professional fees	365,620	21%	351,371	40%	643,651	18%	474,574	32%
Sales and marketing	36,619	2%	65,495	8%	142,874	4%	207,840	14%
Depreciation and amortization	181,909	11%	82,968	10%	329,681	9%	131,440	9%
Stock based compensation	214,926	13%	-	0%	678,444	19%	-	0%
General and administrative	451,943	26%	167,350	19%	948,068	26%	323,917	22%
Operating Expenses	$1,714,140	100%	$868,319	100%	$3,640,307	100%	$1,503,778	100%

Salaries for the three and six months ended June 30, 2006 increased approximately 130% and 145% or $262,000 and $532,000, respectively, compared to the corresponding periods in 2005 due to the larger number of employees retained by the company in 2006 compared to the number of employees retained during the first six months of 2005. As of June 30, 2006, we had 23 full-time employees and four contractors, compared to 11 full-time employees and four contractors as of June 30, 2005. If our business grows as we plan, we may need to hire additional employees, which will result in larger salary expenses in the future.

Professional fees consist primarily of financial, technical, and marketing consulting fees, as well as accounting, audit and legal fees. For the three and six months ended June 30, 2006 professional fees increased approximately 4% and 36% or $14,000 and $169,000, respectively compared to the corresponding periods in 2005. During the three months ended June 30, 2005, the Company completed its reverse merger and became a public company, resulting in substantial legal and accounting fees thus comparable to the professional fees incurred during the three months ended June 30, 2006. We expect that our professional expenses will continue to be significant due to the costs of being a public company, including the costs we expect to incur to comply with the Sarbanes-Oxley Act of 2002, and due to the additional technical and marketing consulting fees that we continue to incur in connection with the increasing subscriber base and increasing amount of programming that we are making available to our customers.

Sales and marketing expenses consist primarily of fees paid for the affiliate program, Internet and other media advertising, public relations activities, special promotions, trade shows, and the production of marketing related items. During the six months ended June 30, 2005, we participated in a major trade show to publicly introduce our products and services prior to our official launch in April 2005. As a result of the significant cost of the 2005 trade show, sales and marketing expenses for the six months ended June 30, 2005 exceeded the sales and marketing expenses for the six months ended June 30, 2006 by approximately $65,000 or 31%.

Depreciation and amortization of fixed assets and intangible assets is provided using the straight-line method over the estimated useful lives of the assets. Minor replacements, maintenance and repairs are charged to current operations. Depreciation and amortization for the three and six months ended June 30, 2006 increased 119% and 151% or $99,000 and $198,000, respectively compared to the corresponding periods in 2005 due primarily to the acquisition of additional hardware and software to support the Company’s business.

During December 2005, we adopted an equity incentive plan, the “2005 Equity Incentive Plan,” pursuant to which we are authorized to grant stock options, restricted stock and stock appreciation rights to purchase up to 3,000,000 shares of common stock to our key employees, officers, directors, consultants and other agents and advisors. Stock based compensation expense represents the expenses we are required to recognize in connection with the grant of stock options to our employees and is amortized on a straight-line basis over the requisite service period, which is generally a two year vesting period. The company did not issue any stock options prior to January 1, 2006.

General and administrative expenses consist primarily of travel, internet connection, insurance and facility costs as well as individual equipment and software purchases below our threshold to capitalize. General and administrative expenses for the three and six months ended June 30, 2006 increased 170% and 193% or $285,000 and $624,000, respectively compared to the corresponding periods in 2005, due primarily to the purchase of miscellaneous computer equipment and software to support the ITVN-Service, providing health insurance to employees beginning January 1, 2006, increases in travel, entertainment, rent and utilities expenses and increases in internet connection fees related to the addition of satellites as a means to receive new content and real-time content.

In addition to our operating losses of approximately $1,632,000 and $3,471,000 during the three and six months ended June 30, 2006 we recorded other expenses that increased our losses by approximately $14,015,000 and $14,073,000.  The major components of the other expenses are as follows:

	Three Months Ended	Six Months Ended
	June 30, 2006	June 30, 2006

Interest expense-derivative instruments	$12,515,181	$12,515,181
Amortization of debt discount	343,711	591,245
Change in fair value of derivative instruments	419,084	142,629
Other comprehensive losses	500,735	401,471
Interest expense	237,471	427,119
	$14,016,182	$14,077,645

Interest expense - derivative instruments consists primarily of non-cash, accounting expense recognized as a result of the derivative liabilities recorded during the three months ended June 2006 in connection with our convertible notes payable. Proceeds received from the $7,675,130 of outstanding convertible notes payable were first allocated to the fair value of the freestanding warrants and then to the fair value of the bifurcated embedded derivative instruments included in the convertible notes payable. The total fair value of the warrants plus the embedded derivatives was greater than the amount of the convertible notes payable. As such, we recorded an expense of approximately $12,500,000, representing the difference between the total fair value of the warrants plus the embedded derivatives and the amount of each convertible note payable. Additionally, during the three and six months ended June 30, 2006 approximately $344,000 and $591,000 of the convertible notes payable debt discount was amortized. Change in fair value of derivative instruments results from the mark-to-market of the convertible debt derivatives valuation. The other comprehensive losses relates to the unrealized loss on marketable securities.  The marketable securities that we own consist of certain securities of Interactive Brand Development, Inc. that we acquired in December 2005. We had no derivative instruments or options in the three and six-month periods ended June 30, 2005, thus we did not record a change in fair value of derivative instruments and we had no other comprehensive losses for that period.

For the three and six-month periods ended June 30, 2005, we recorded interest expense of $83,259 and $89,241, respectively related to interest and fees on notes payable and a letter of credit. Interest expense has significantly increased in 2006 because we issued $7,675,130 of convertible notes payable between October 2005 and June 2006.

Liquidity and Capital Resources

To date, we have financed our operations and met our capital expenditure requirements primarily from the proceeds received from the sale of shares of both our common stock and Series A Convertible Preferred Stock, the issuance of the $4,000,000 17% Secured Convertible Debenture, the issuance of the $1,000,000 16% Secured Convertible Debenture, the issuance of the $2,500,000 Variable Rate Secured Convertible Debentures, loans extended to us by third party institutions and by certain of our founders, and by a $2,400,000 letter of credit facility that was extended to us by Manufacturers Bank. Our cash proceeds from operations are subject, in part, to the amount and timing of cash received from customers for hardware purchases and cash received from monthly subscriptions.

Our near-term goal is to generate revenues from (i) the sale of our ITVN set-top boxes and (ii) the on-going monthly subscription fees paid by the subscribers for our ITVN Service. Since our ITVN Service was launched in April 2005, we have not yet sold enough set-top boxes, and therefore also do not have sufficient subscribers, to fund our on-going operations from these sources of revenues. Since our ITVN Service can only be used by subscribers through our proprietary set-top box, we need to distribute our ITVN-enabled set-top boxes to subscribers in order to increase our subscriber base. Accordingly, we have had to manufacture and purchase the set-top boxes before being able to generate any revenue from the sale of the set-top boxes or from monthly subscription fees. To date, we have purchased approximately 25,000 set-top boxes.

We are currently obligated to pay interest on $4,260,040 of currently outstanding 17% Secured Convertible Debentures on a quarterly basis on the last day of each January, April, July, and October. Interest on the 17% Secured Convertible Debenture is payable in cash, except that we may, in our sole discretion, pay up to 50% of the amount of interest payable on any interest payment date by issuing additional debentures in accordance with the same terms as the 17% Secured Convertible Debenture. As permitted by the 17% debenture and the 16% debenture, we have paid one-half of the January 31, April 30 and July 31, 2006 interest payments that had accrued under the 17% Secured Convertible Debenture by issuing additional 17% Secured Convertible Debentures (having an aggregate face amount of $260,830) and in July 2006 we issued a 16% Secured Convertible Debenture (in the principal amount of $23,040) as payment of one-half of the July 31 interest payment that accrued under the 16% debenture. We will be required to make monthly principal payments of $222,222 under the 17% Secured Convertible Debenture commencing in May 2007 and continuing until the debenture is repaid in full.

On April 18, 2006, we issued the $1,000,000 16% Secured Convertible Debenture. The $1,000,000 net proceeds from that sale will be used primarily for additional equipment upgrades to enable us to receive, compress, store and transmit additional content for our ITVN Service and for working capital purposes. In addition to our quarterly interest obligations, we will have to commence making monthly principal payments under the 16% Secured Convertible Debenture of $55,555 commencing in November 2007. Our obligations under both the foregoing 17% debentures and the 16% debentures are secured by a security agreement, pursuant to which we granted to the holder of those debentures a security interest in all of this company’s personal property assets. In connection with the sale of the 16% Secured Convertible Debenture, we also issued common stock purchase warrants to the holder of that debenture. Under the terms of the 16% debenture, if we did not fully pre-pay the entire outstanding balance of that debenture by July 31, 2006, the number of shares issuable under the warrant would increase. In order to conserve our limited cash resources, we did not pre-pay the 16% debenture and, as a result, effective July 31, 2006, the number of shares issuable to the holder of the 16% debenture under the foregoing warrant is 529,400 shares. In addition, in connection with restructuring certain agreements that existed between the holder of the 16% debenture and the 17% debenture (the same unaffiliated investor holds both of those debentures), we issued warrants to purchase a total of 470,600 additional shares during the fiscal quarter ended June 30, 2006.

On June 20, 2006, we issued Variable Rate Secured Convertible Debentures (the “Debentures”) for $2,500,000. Approximately $1,000,000 of the net proceeds we received from the sale of the Debentures has been, or will be used to acquire additional equipment needed to receive, store and/or deliver additional video channels we intend to introduce during the current fiscal year. The balance of the net proceeds will be used to fund our working capital requirements. The Debentures accrue interest on the aggregate unconverted and then outstanding principal amount of the debentures at the rate per annum equal to the greater of (i) 15% or (ii) LIBOR for the applicable interest period plus 5.0%. Interest is payable quarterly in arrears on the first day of each January, April, July, and October, commencing on July 1, 2006. Interest shall be payable, at our option, in cash or shares of common stock valued at 90% of the average of the daily volume weighted average price of our common stock (“VWAP”) for the 20 consecutive trading days ending on the trading day that is immediately prior to the applicable interest payment date. As indicated above, we have elected to pay all future interest payments in shares of common stock. Commencing on November 1, 2006 and continuing monthly thereafter until the Debentures have been repaid in full, we will be obligated to make monthly principal payments of $150,000. The monthly payments of principal also may, at our option, be paid in cash or in shares of our common stock. If we elect to make any principal payment in shares of our common stock, the shares of common stock will be valued at a price equal to the lesser of (i) the conversion price then in effect (initially $2.00, subject to anti-dilution adjustments) and (ii) 90% of the average of the VWAPs for 20 consecutive trading days.

As indicated above, our operations currently do not generate sufficient cash to fund our cash working capital/operating needs. As a result, in addition to the ITVN Service revenues we anticipate receiving and the proceeds from the sale of additional ITVN set-top boxes, the funds we currently have on hand are expected to be sufficient to fund all of our anticipated working capital needs only until approximately the end of the third quarter of 2006. Since we do not project that our monthly subscription revenues will be sufficient to fund all of our working capital needs by the end of the third quarter of 2006, we expect to have to obtain additional funds by mid-year from either loans from affiliates or third parties, or from additional sales of our securities. However, under the Debentures that we recently sold, our ability to issue additional securities is limited until the middle of October, 2006. In addition, thereafter, proceeds raised from the sale of our debt/equity securities may have to be used to repay some of our outstanding debentures. Accordingly, our ability to raise additional capital to fund our anticipated working capital needs is severely limited. We do not have any written commitments from any affiliates or any third parties for additional loans. In addition, our ability to obtain financing will depend on, among other things, our development efforts, business plans, operating performance, and the condition of the capital markets at the time we seek financing. We cannot assure you that additional financing will be available to us on favorable terms when required, or at all. If we raise additional funds through the issuance of equity, equity-linked or debt securities, those securities may have rights, preferences or privileges senior to the rights of our common stock, and our stockholders may experience dilution.

Our goal is to generate sufficient monthly subscription revenues from on-going subscribers to fund all of our monthly anticipated operating expenses and, thereafter, to provide us with positive cash flows from operations. Based on our current projections of future operating expenses, including future marketing costs, we believe that we will reach the foregoing level of cash flow if all of the 25,000 set-top boxes that we have purchased are sold to on-going customers who subscribe to the ITVN Service on a monthly basis. No assurance can, however, be given that we will be able to sell or otherwise distribute all of the set-top boxes to customers who subscribe to our ITVN Service.

The following table summarizes our cash flow during the six months ended June 30, 2006:

Six Months Ended June 30, 2006

Net cash used in operating activities	$2,597,769
Net cash used in investing activities	$915,339
Net cash provided by financing activities	$3,400,000

Net cash used in operating activities for the six months ended June 30, 2006 largely reflect the operating losses that we incurred in connection with establishing and growing our business and operations. Our financial statement net loss for the six months ended June 30, 2006 exceeded our net cash used in operating activities due in large part to non-cash charges resulting from (i) the $11,365,000 and $1,150,000 debt discounts and embedded derivates we recognized in connection with the issuance of our $2,500,000 and $1,000,000 debentures (ii) $356,000 of depreciation and amortization, and (iii) $678,000 on non-cash expenses for stock based compensation. During the six months ended June 30, 2006, the effect of the non-cash charges was partially offset by the sale of ITVN enabled set-top boxes and payments received from retailers on account. Net cash used in investing activities for the six months ended June 30, 2006 consisted primarily of $930,000 of fixed assets, principally satellite dishes, encoding servers and computer equipment, which we purchased to support an anticipated increase in our business and operations. Net cash provided by financing activities for the six months ended June 30, 2006 represented the proceeds from the issuance of the $1,000,000 16% Secured Convertible Debentures and $2,500,000 of Variable Rate Secured Convertible Debentures.

The following is a summary of our contractual cash obligations as of July 31, 2006:

Contractual Obligations	Total	2006	2007	2008	2009 and Thereafter

Related party notes payable	$956,593	$956,593	$-	$-	$-
17% Debentures	$4,175,130	$-	$1,812,603	$2,338,972	$23,555
16% Debenture	$1,000,000	$-	$111,110	$666,660	$222,230
17% Debenture issued 7-31-06	$85,700	$-	$-	$52,371	$33,329
16% Debenture issued 7-31-06	$23,020	$-	$-	$14,069	$8,951

As part of our ongoing business, we generally do not engage in transactions that generate relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities. Accordingly, our operating results, financial condition, and cash flows are not generally subject to off-balance sheet risks associated with these types of arrangements. We did not have any material off-balance sheet arrangements at June 30, 2006.

We do not believe that inflation has had a material impact on our business or operations.

Other

On August 14, 2006, we filed with the Securities and Exchange Commission our quarterly report on Form 10-QSB containing our complete financial statements for the periods then ending and the related management’s discussion and analysis. For information on obtaining our Form 10-QSB, including exhibits, see the discussion in the prospectus under the caption “Where You Can Find More Information.”

* * * * *

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this Prospectus Supplement. Any representation to the contrary is a criminal offense.